EXHIBIT 12

Pfizer Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(MILLIONS OF DOLLARS, EXCEPT RATIOS)	2017	2016	2015	2014	2013

Determination of earnings:
Income from continuing operations before provision for taxes on income, noncontrolling interests and cumulative effect of a change in accounting principles	$12,305	$8,351	$8,965	$12,240	$15,716
Less:
Noncontrolling interests	57	44	39	47	43
Income attributable to Pfizer Inc.	12,248	8,307	8,925	12,192	15,673
Add (deduct):
Capitalized interest	(72)	(61)	(32)	(41)	(32)
Amortization of capitalized interest	41	59	25	31	34
Equity (income)/loss from equity-method investments	(274)	(49)	191	(24)	(67)
Distributed income of equity-method investments	269	119	161	136	162
Fixed charges	1,376	1,285	1,282	1,435	1,495
Total earnings as defined	$13,588	$9,661	$10,554	$13,729	$17,265

Fixed charges:
Interest expense(a)	$1,270	$1,186	$1,199	$1,360	$1,414
Preferred stock dividends(b)	2	2	2	3	3
Rents(c)	105	97	81	72	78
Fixed charges	1,376	1,285	1,282	1,435	1,495
Capitalized interest	72	61	32	41	32
Total fixed charges	$1,448	$1,346	$1,314	$1,476	$1,527

Ratio of earnings to fixed charges	9.4	7.2	8.0	9.3	11.3

(a)
Interest expense includes amortization of debt premium, discount and other debt costs. Interest expense does not include interest related to tax matters (primarily uncertain tax positions) of $271 million for 2017; $242 million for 2016; $246 million for 2015; $182 million for 2014; and $222 million for 2013.

(b)	Preferred stock dividends related to our Series A convertible perpetual preferred stock held by an employee stock ownership plan trust.

(c)	Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.
Amounts may not add due to rounding. Percentages have been calculated using unrounded amounts.